Via Facsimile and U.S. Mail
Mail Stop 6010

April 12, 2007

Mr. Henri de Castries
Chief Executive Officer
AXA
25, Avenue Matignon
75008 Paris
France

Re: AXA
       Form 20-F for Fiscal Year Ended December 31, 2005
       Filed on June 29, 2006
       File No. 001-14410

Dear Mr. De Castries:

     We have completed our review of your Form 12-F and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant